February 10, 2014

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:     A-Mark Precious Metals, Inc.
Registration Statement on Form S-1/A
Filed January 31, 2014
File No. 333-192260

Dear Ms. Thompson:

On behalf of A-Mark Precious Metals, Inc. (the “Company”), we provide the Company’s responses to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

1.	With respect to the parties identified in the related party transaction disclosure, provide the basis on which these parties are deemed related. The disclosure is currently unclear on this point.

The disclosure on pages 81, F-26, F-27, F-53 of the Prospectus has been revised in response to the Staff’s comment.

2.	Update the disclosure on the 2014 stock plan to describe its status, for example when it is intended that the plan would be adopted.

The disclosure on page 72 of the Prospectus has been revised in response to the Staff’s comment.

3.	The language on the conditions at the bottom of page 7, which was inserted in Amendment #1, was dropped from Amendment #2 and should be reinserted.

The disclosure on page 7 of the Prospectus has been revised in response to the Staff’s comment.

4.	Include the weighted average daily interest rate with respect to the Company’s trading facility.

The disclosure on pages 40, 41, 42, 44, F-27 and F-54 of the Prospectus has been revised in response to the Staff’s comment.

6.	The par value of the Company’s common stock appears to be misstated in the Capitalization table

The par value of the Company’s common stock has been corrected in the Capitalization table on page 33 of the Prospectus.

If you have any questions or comments with respect to the above, please contact Thor Gjerdrum at (310) 587-1414.

Very truly yours,
/s/ Carol Meltzer
Carol Meltzer
Executive Vice President and General Counsel

cc:     Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP